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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                     United Dominion Realty Trust, Inc.
                             (Name of Company)

                       Common Stock, $1.00 Par Value
                       (Title of Class of Securities)

                                 910197102
                               (CUSIP Number)

                             Robert P. Freeman
                     LF Strategic Realty Investors L.P.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490

               ----------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             September 10, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 9

                                SCHEDULE 13D


CUSIP No. 910197102                      Page  2   of  10  Pages
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

         LF Strategic Realty Investors, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
         00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                         [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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     NUMBER OF       7  SOLE VOTING POWER
      SHARES               12,307,692*
   BENEFICIALLY
   OWNED BY EACH     8  SHARED VOTING POWER
     REPORTING             -0-
   PERSON WITH
                     9  SOLE DISPOSITIVE POWER
                           12,307,692*

                     10 SHARED DISPOSITIVE POWER
                           -0-
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,307,692 shares of Common Stock*

    *Approximation assuming (i) the closing of the Merger described in the Merger Agreement attached as an exhibit hereto and (ii) the conversion of all shares of Class D Preferred Stock of the Company received by the Fund in the Merger into Common Stock.
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
    SHARES*
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.4%, based on the assumptions set forth in Item 11 above and the number of shares of Common Stock outstanding on September 10, 1998.
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14  TYPE OF REPORTING PERSON*
            OO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP No. 910197102                      Page  3   of  10  Pages
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1   NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

         Lazard Freres Real Estate Investors L.L.C.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*
                     00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                         [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       New York
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      NUMBER OF      7  SOLE VOTING POWER
       SHARES              12,307,692*
    BENEFICIALLY
    OWNED BY EACH    8  SHARED VOTING POWER
      REPORTING                 -0-
     PERSON WITH
                     9  SOLE DISPOSITIVE POWER
                           12,307,692*

                     10 SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,307,692 shares of Common Stock*

    *Approximation assuming (i) the closing of the Merger described in the Merger Agreement attached as an exhibit hereto and (ii) the conversion of all shares of Class D Preferred Stock of the Company received by the
    Fund in the Merger into Common Stock.
---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
    SHARES*
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.4%, based on the assumptions set forth in Item 11 above and the number of shares of Common Stock outstanding on September 10, 1998.
---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             OO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Company

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of United Dominion Realty Trust, Inc., a Virginia corporation (the "Company"). The principal executive offices of the Company are located at 10 South Sixth Street, Richmond, Virginia 23219-3802.


Item 2.   Identity and Background

          (a), (b), (c) and (f). This Statement is filed by LF Strategic Realty Investors (the "Fund") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and, together with the Fund, the "Reporting Persons"). The principal business office of each of the Reporting Persons is at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          The Fund, a Delaware limited partnership comprised of institutional investors, engages primarily in the business of investing in real estate related companies. LFREI, a New York limited liability company, is the general partner of the Fund. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein. Each person listed on such Schedule 1 is a citizen of the United States.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule 1 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          The consideration for the acquisition of the shares of Common Stock that are the subject of this

Statement consist of 852,868.26 shares of Common Stock, par value $.01 per share (the "AAC Common Stock") of American Apartment Communities II, Inc., a Maryland corporation ("AAC") and 169,900 shares of Class A Redeemable Preferred Stock, par value $.01 per share (the "AAC Preferred Stock"), of AAC, which shares are to be exchanged in the Merger described in Item 4.


Item 4.   Purpose of Transaction

          On September 10, 1998, the Company and AAC entered into an Agreement and Plan of Merger (the "Merger Agreement") wherein the parties agreed that, subject to certain conditions being met, AAC would be merged (the "Merger") with and into the Company with the Company being the surviving corporation. The Merger proceeds will consist of (i) cash and
(ii) 7.812742 shares of Series D Cumulative Convertible Preferred Stock of the Company (the "Series D Preferred Stock") per share of AAC Common Stock and AAC Preferred Stock exchanged in the Merger. Pursuant to the terms of the Series D Preferred Stock, the Series D Preferred Stock is immediately convertible into shares of Common Stock in accordance with such terms.

          While the Fund has not obtained actual record ownership of the shares of Common Stock reported by this Statement, the Fund may be deemed to have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of such shares upon the signing of the Merger Agreement as a result of AAC's binding commitment to consummate the Merger, subject only to the conditions set forth in the Merger Agreement, and the ability of the Fund to immediately convert the shares of Series D Preferred Stock it receives in connection with the Merger into shares of Common Stock.

          Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), the board of directors of the Company (the "Board") shall be expanded by two members, and the existing directors of the Company shall elect James D. Klingbeil and Robert P. Freeman as directors of the Company to serve until the annual meeting of shareholders of the Company in 1999. Mr. Freeman is a Principal of LFREI. In addition, following the Effective Time, any shareholder of AAC who Beneficially Owns (as defined in the Merger Agreement) on the record date for determination of shareholders of the Company entitled to vote at any annual meeting of shareholders or other meeting at which the Board is elected (the "Record Date") shares of preferred stock of the Company, or shares of Common Stock received upon conversion thereof ("Conversion Stock") or a combination thereof, having an aggregate Nominal Value (as defined in the Merger Agreement) of $150,000,000 shall have the right to nominate two persons for election to the Board, and in the event any shareholder of AAC Beneficially Owns preferred stock of the Company or Conversion Stock with an aggregate Nominal Value of less than $150,000,000 but more than $100,000,000, such person shall have the right to nominate one person for election to the Board. Such nominations will be made in consultation with the Board, provided that at any time at which such a person shall have the right to nominate two persons for election to the Board, if at such time James D. Klingbeil is nominated for reelection by the incumbent members of the Board he shall be deemed one of the persons nominated.

          Pursuant to the Merger Agreement, at the Effective Time the articles of incorporation of the Company will be amended to include the terms of the Series D Preferred Stock. The terms of the Series D Preferred Stock are attached to this Statement as Exhibit 2.

          Except as set forth herein, the Reporting Persons have no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

          The foregoing discussion of the Merger Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as Exhibits 1 through 4 and is incorporated herein by reference. The foregoing discussion of the terms of the Series D Preferres Stock is qualified in its entirety to the full text of such terms, a copy of which is attached as Exhibit 2 and incorporated herein by reference.


Item 5.   Interest in Securities of the Company

          (a) At the date of this statement, the Reporting Persons may be deemed to have Beneficial Ownership of approximately 12,307,692 shares of Common Stock, or 10.4% of the shares of Common Stock issued and outstanding on September 10, 1998 (including for the computation of such percentage Common Stock issuable upon the conversion of Series D Preferred Stock received by the Fund). The Reporting Persons have no other ownership interest in the Company except as set forth above.

          (b) The Reporting Persons have the sole power to vote and direct the vote, and the sole power to dispose and direct the disposition of, the 12,307,692 shares of Common Stock that are the subject of this Statement, subject to the terms of the Investment Agreement described in Item 6 to be entered into by the Fund in connection with the closing of the Merger.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule 1 have acquired any shares of Common

Stock during the past sixty days, other than as set forth herein.

          (d) Not applicable.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company.

          As a condition to the Company's obligation to consummate the Merger, the Fund and certain other persons are required to enter into an Investment Agreement (the "Investment Agreement") with the Company in the form of the Investment Agreement attached as Exhibit C to the Merger Agreement, which form of Investment Agreement is attached to this Statement as Exhibit 4 and incorporated herein by reference. The Investment Agreement contains, among other things, restrictions on the transferability of the Series D Preferred Stock and/or the shares of Common Stock received upon the conversion thereof, restrictions on acquisitions of Common Stock, Series D Preferred Stock or other securities convertible into Common Stock and registration rights with respect to the Common Stock issued upon conversion of the Series D Preferred Stock.


Item 7.   Material to be Filed as Exhibits

    Exhibit 1:      Agreement and Plan of Merger dated as
                    September 10, 1998 among the Company and
                    AAC

    Exhibit 2:      Amendment of the Articles of
                    Incorporation of the Company designating the Series D Cumulative Convertible
                    Preferred Stock (Exhibit A to the Merger
                    Agreement)

    Exhibit 3:      Form of Partnership Interest Exchange
                    Agreement (Exhibit B to the Merger
                    Agreement)

    Exhibit 4:      Form of Investment Agreement (Exhibit C
                    to the Merger Agreement)

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LF STRATEGIC REALTY INVESTORS
                                   II, L.P.,

                                     by     LAZARD FRERES REAL ESTATE
                                            INVESTORS L.L.C., its
                                            general partner,

                                            by /s/ Robert P. Freeman
                                               ---------------------------
                                               Name:  Robert P. Freeman
                                               Title: Principal


                                   LAZARD FRERES REAL ESTATE
                                   INVESTORS L.L.C.

                                     by /s/ Robert P. Freeman
                                        -----------------------------------
                                        Name:  Robert P. Freeman
                                        Title: Principal

                                 SCHEDULE 1


          Officers of Lazard Freres Real Estate Investors L.L.C. The business address for each of the following persons is 30 Rockefeller Plaza, 63rd Floor, New York, NY 10020.




        Name                Present and Principal Occupation


Arthur P. Solomon             Senior Principal of LFREI and
                              Managing Director of Lazard


Robert P. Freeman             Principal of LFREI and Managing
                              Director of Lazard


Anthony E. Meyer              Principal of LFREI and Managing
                              Director of Lazard


Murry N. Gunty                Principal of LFREI


Klaus P. Kretschmann          Principal of LFREI


John A. Moore                 Principal and Chief Financial
                              Officer of LFREI


Douglas T. Healy              Principal of LFREI


Marjorie L. Reifenberg        Vice President, General Counsel
                              and Secretary of LFREI


Henry C. Herms                Controller of LFREI


Douglas N. Wells              Vice President of LFREI